Fortuna announces change in the Board of Directors

Vancouver, October 3, 2016-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) Mr. Simon Ridgway, Chairman of the Board, is pleased to announce the appointment of Mr. David Laing to the Board of Directors of the company.

Mr. Laing is a mining engineer with over 35 years of experience in the industry who is currently the COO of Luna Gold Corp. Previously Mr. Laing was the COO of True Gold Mining, which developed gold heap leaching operation in Burkina Faso, and COO and EVP of Quintana Resources Capital, a base metals streaming company. He was also one of the original executives of Endeavour Mining, as the group grew from one mine in Burkina Faso to a 500,000 ounce gold producer in West Africa. He was an integral part of the acquisition and integration by Endeavour Mining of three junior gold producers, the construction of a fourth operation in Cote d’Ivoire and the preparation of a feasibility of a fifth project in Burkina Faso, which is currently under construction. Prior to these recent roles, Mr. Laing held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp. and various roles at Billiton, Royal Dutch Shell’s mining business, including operations at the Toquepala copper mine in Southern Peru, feasibility study, construction and operation of the Pering lead and zinc mine in South Africa, and the feasibility, construction and operation of the Choquelimpie gold and silver heap leach mine in northern Chile.

Mr. Ridgway also announces that the company has accepted the resignation of Mr. Thomas Kelly from the Board of Directors. Mr. Kelly has served as a Director of the company since April of 2011.

Jorge A. Ganoza, President, CEO and Director of Fortuna, commented, “On behalf of Management and the Board of Directors, I would like to thank Mr. Kelly for his numerous contributions to the development of Fortuna through these latest transformative years. We wish him well in his future undertakings.” Mr. Ganoza continued, “I want to extend a cordial welcome to David. His vast global business and operational experience will be valuable for the company as we continue growing our business internationally.”

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious and base metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties during 2016; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties during 2016; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.